

08029230

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8 - 66814  65391 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
MM/DD/YY                                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     Growth Energy Capital Advisors LLC
DBA ENERGY CAPITAL SOLUTIONS LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

___2651 N. Harwood___     Suite 410
(No. and Street)

| Dallas | Texas | 75201 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Nelson                                                    214-219-8200
(Area Code - Telephone Number)

SEC Mail Processing
Section

FEB 29 2008

Washington, DC
111

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

| 718 Paulus Avenue | Dallas | Texas | 75214 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X]  Certified Public Accountant

[ ]  Public Accountant

[ ]  Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*  Claims for exemption from the requirement that the annual report be covered by the
opinion of an independent public accountant must be supported by a statement of
facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, ___Brad Nelson_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Growth Energy Capital Advisors LLC   (d.b.a. Energy Capital Solutions LLC)_____ , as

of ___December 31,_____ ,20 _07_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follow:

___No Exceptions_____

DEBORAH D. REEVES
Notary Public, State of Texas
My Commission Expires
January 07, 2009

_____
Signature
Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

[X] (a) Facing page.

[X] (b) Statement of financial condition.

[X] (c) Statement of income (loss).

[X] (d) Statement of cash flows.

[X] (e) Statement of changes in stockholders' equity or partners' or sole proprietors' capital.

[ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.

[X] (g) Computation of net capital.for brokers and dealers pursuant to Rule 15c3-1

[ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.

[ ] (j) A reconciliation, including appropriate explanation of the computation of net capital Under Rule 15c3-1 and the computation for determination of thereserve requirements under exhibit A of Rule 15c3-3.

[ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

[X] (l) An oath or affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


**McBee & Co.**

A Professional Corporation
Certified Public Accountants

# GROWTH ENERGY CAPITAL ADVISORS LLC

(D.B.A. ENERGY CAPITAL SOLUTIONS LLC)

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2007 AND 2006

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)

We have audited the accompanying statement of financial condition of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company") as of December 31, 2007 and 2006, and the related statements of operations and changes in member's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 22, 2008

# GROWTH ENERGY CAPITAL ADVISORS LLC

### (d.b.a. Energy Capital Solutions LLC)
### (A Limited Liability Company)

### FINANCIAL CONDITION
### AS OF DECEMBER 31, 2007 AND 2006

## . . . . . . ASSETS . . . . . .

|  | | 2007 | 2006 |
|---|---|---|---|
| CURRENT ASSETS | | | |
| Cash (Note 3) | | $ 50,000 | $ 50,000 |
| | TOTAL | $ 50,000 | $ 50,000 |

## . . . . . . LIABILITIES AND MEMBER'S EQUITY . . . . . .

|  | | 2007 | 2006 |
|---|---|---|---|
| MEMBER'S EQUITY (Note 5) | | $ 50,000 | $ 50,000 |
| | TOTAL | $ 50,000 | $ 50,000 |

See Notes to Financial Statements

# GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

|                                                          | 2007          | 2006          |
|----------------------------------------------------------|---------------|---------------|
| REVENUE                                                  | $ 19,541,930  | $ 14,848,690  |
| OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES (Note 6)  | 19,541,930    | 15,368,668    |
| NET LOSS                                                 | $ nil         | $ (519,978)   |

See Notes to Financial Statements

# GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

|                                 | Member's Equity |
|---------------------------------|----------------:|
| Balance - January 1, 2006       | $ 569,978       |
| Net loss                        | (519,978)       |
| Balance - December 31, 2006     | 50,000          |
| Net Income                      | nil             |
| Balance - December 31, 2007     | $ 50,000        |

See Notes to Financial Statements

# GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

|  | 2007 | 2006 |
|---|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES |  |  |
| Net Loss | $ nil | $ (519,978) |
| Net Cash Provided (Used) by Operating Activities | nil | (519,978) |
| NET INCREASE (DECREASE) IN CASH | nil | (519,978) |
| Beginning of Period | 50,000 | 569,978 |
| End of Period | $ 50,000 | $ 50,000 |

See Notes to Financial Statements

# GROWTH ENERGY CAPITAL ADVISORS LLC
### (d.b.a. Energy Capital Solutions LLC)
### (A Limited Liability Company)

## NOTES TO FINANCIAL STATEMENTS

## 1. ORGANIZATION AND NATURE OF BUSINESS

Growth Energy Capital Advisors LLC (d.b.a. Energy Capital Solutions LLC) (A Limited Liability Company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of Growth Energy Capital Solutions LP (the "Parent").

The Company is controlled by the Parent. The entities share expenses and engage in intercompany transactions (See Note 6).

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer dealing in mergers, acquisitions, and the private placement of securities.

### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash

Cash includes all cash balances.

### Income Tax

The entity is taxed as a partnership for Federal income tax purposes. Accordingly, federal income is taxed at the member level. The Company is subject to state franchise tax.

3. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution. As of December 31, 2007 and 2006, the balance was $50,000 for both years. The balance was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2007 and 2006, the balances were less than the insured amount.

4. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2007 and 2006, the Company had net capital of $50,000 for each year, which was $45,000 in excess of its required net capital of $5,000. The Company's net capital ratios as of December 31, 2007 and 2006, was 0.0 to 1.

6. RELATED PARTY TRANSACTIONS

The Company derives its revenue from its association with the Parent. The Company's operating and general and administrative expenses are paid by the Parent. The Company pays the Parent a discretionary management fee. For the years ended December 31, 2007 and 2006, the Company paid management fees to the Parent of approximately $19,534,000 and $15,339,000, respectively, which has been reflected in the accompanying statement of operations, in operating, general and administrative expenses. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

SUPPLEMENTAL INFORMATION

# GROWTH ENERGY CAPITAL ADVISORS LLC
(d.b.a. Energy Capital Solutions LLC)
(A Limited Liability Company)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007 AND 2006

|  | 2007 | 2006 |
|---|---|---|
| **NET CAPITAL** | | |
| Total Member's Equity Qualified for Net Capital | $ **50,000** | $ 50,000 |
| Deductions: | **nil** | nil |
| Net Capital | **50,000** | 50,000 |
| **NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | **5,000** | 5,000 |
| Excess net capital | $ **45,000** | $ 45,000 |
| Excess net capital at 1000% | $ **50,000** | $ 50,000 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition: | $ **nil** | $ nil |
| Total Aggregate Indebtedness | $ **nil** | $ nil |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | **0.0 to 1** | 0.0 to 1 |

No material differences existed between the audited Computation of Net Capital and the corresponding unaudited Form X-17A-5, Part IIA

See Notes to Financial Statements



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Growth Energy Capital Advisors LLC:

In planning and performing our audit of the financial statements of Growth Energy Capital Advisors LLC (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices

(Continued) - 1

and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

(Continued) - 2

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.



February 22, 2008

**END**